Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Royalty Pharma plc, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary as of December 31, 2024:

Legal Name of Subsidiary	Jurisdiction of Organization
Royalty Pharma Holdings Ltd	England and Wales
Royalty Pharma Investments 2019 ICAV	Ireland
RPI 2019 Intermediate Finance Trust	Delaware
Royalty Pharma Investments	Ireland
RPI Finance Trust	Delaware
Royalty Pharma Investments 2023 ICAV	Ireland
Royalty Pharma Development Funding, LLC	Delaware